UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-37381

MEDIGUSLTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (the “Company”) today announced the results of its Annual General Meeting of Shareholders (the “Meeting”) held on December 29, 2015 at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel.  At the Meeting, shareholders voted on eight proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on December 1, 2015.   As of November 27, 2015, the record date for the Meeting, there were 32,047,035 ordinary shares issued, outstanding and entitled to vote at the Meeting.   There were 11,201,135 ordinary shares present in person or represented by proxy at the Meeting, representing 34.95% of the issued and outstanding ordinary shares of the Company, and a quorum was present for all issues voted on at the Meeting. All eight proposals were approved by the requisite vote of the Company’s shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: December 29, 2015	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer